Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

NOMINATION OF NON-EXECUTIVE DIRECTORS

China Life Insurance Company Limited (the “Company”) announces that on 27 October 2022, the board of directors (the “Board of Directors”) of the Company considered and approved the proposals in relation to the nomination of Mr. Zhao Feng, Mr. Yu Shengquan and Ms. Zhuo Meijuan as candidates for Non-Executive Directors of the seventh session of the Board of Directors. Such proposals shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualifications of Mr. Zhao Feng, Mr. Yu Shengquan and Ms. Zhuo Meijuan as Directors are subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of the candidates for Directors are set out below:

Mr. Zhao Feng

Mr. Zhao Feng, born in June 1972, is the Chief Information Technology Officer and the General Manager of the Financial Technology Department of China Life Insurance (Group) Company. From 2017 to 2021, he successively served as the Chief Information Technology Officer and Vice President of China Life Property and Casualty Insurance Company Limited, and successively held the concurrent position as the General Manager of each of its Information Technology Department, the Financial Technology Center and Guangxi Branch. He served as an Assistant to the General Manager, the Deputy General Manager and General Manager of the Information Technology Department of China Life Insurance (Group) Company from 2004 to 2017. Mr. Zhao, a senior engineer, graduated from Harbin University of Science and Technology with a bachelor’s degree in engineering.

Commission File Number 001-31914

Mr. Yu Shengquan

Mr. Yu Shengquan, born in March 1965, is the Chief Financial Officer of China Life Insurance (Group) Company and a Director of each of China Life Ecommerce Company Limited and China Life Investment Management Company Limited. From 2016 to 2021, he served as the General Manager of the Finance Department of China Life Insurance (Group) Company and successively held the concurrent position as a Director of each of China Life Insurance Sales Company Limited and Singapore Branch of China Life Insurance (Overseas) Company Limited. He successively served as the Vice President of China Life Insurance (Overseas) Company Limited and the Deputy General Manager of Guangdong Branch of the Company from 2015 to 2016, and an Assistant to the General Manager and the Deputy General Manager of the Finance and Accounting Department of China Life Insurance (Group) Company from 2009 to 2015. Mr. Yu, a senior accountant, graduated from Jiangxi College of Finance and Economics and the National University of Singapore with a master’s degree in management.

Ms. Zhuo Meijuan

Ms. Zhuo Meijuan, born in July 1964, is the General Manager of the Business Management Department of China Life Insurance (Group) Company. From 2016 to 2019, she served as the Deputy General Manager (at the department general manager level) of the Business Management Department of China Life Insurance (Group) Company. She served as the Secretary to the Discipline Inspection Committee and the Deputy General Manager (at the department general manager level of the head office) of Tianjin Branch of the Company from 2013 to 2016, and the Deputy General Manager of the Business Management Department of China Life Insurance (Group) Company from 2006 to 2013. Ms. Zhuo, a senior economist, graduated from Fujian Agricultural College and the Open University of Hong Kong with a master’s degree in business administration.

Each of the above candidates for Directors will enter into a service contract with the Company. His/ Her term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Directors. He/She is eligible for re-election upon expiry of his/her term. None of the candidates for Directors will receive any director’s fee or remuneration from the Company.

Save as disclosed above, each of the candidates for Directors has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Each of the candidates for Directors does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Commission File Number 001-31914

Further, there is nothing in respect of the nomination of each of the candidates for Directors that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be bought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2022

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie